June 16, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant

Re:	Vishay Precision Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 24, 2011
File No. 333473461 (the “Registration Statement”)

Dear Ms. Ravitz:

     We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated June 7, 2011, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Registration Statement — Selling Securityholders, page 28

1.	Please expand your revisions added in response to prior comment 1 to clarify whether NMS and UBS A.G. acquired the notes in the ordinary course of business. Also, given the information in the table, tell us why the first bullet point regarding European Private Equity Investors only mentions warrants.

Response: In response to the Staff’s comment regarding whether NMS and UBS A.G. acquired notes in the ordinary course of business, VPG has received confirmation from the selling securityholders that such selling securityholders acquired the notes in the ordinary course of business, and VPG has amended the Registration Statement to include a statement to that effect on p. 29 thereof. In addition, based on a confirmation received by VPG from European Private Equity Investors, the disclosure regarding European Private Equity Investors on p. 29 of the amended Registration Statement has been expanded to state that, if European Private Equity Investors exercises its warrants, the shares issued upon such exercise will be acquired in the ordinary course of business.

2.	We note your response to prior comment 3. Please reconcile note 3 to the table with the information in the table.

Response: In response to the Staff’s comment, VPG has corrected footnote 3 to the selling securityholder table on p. 28 of the Registration Statement to read as follows: “Figures in this column include the shares of common stock issuable upon exchange of the Notes or exercise of the Warrants” (see p. 28 of the amended Registration Statement).

Vishay Precision Group, Inc.

June 16, 2011

Exhibit 5.1

3.	We will continue to evaluate your response to prior comment 5 after you file the updated opinion mentioned in that response.

Response: The Staff’s comment is duly noted. VPG will file a pre-effective amendment containing an updated opinion as Exhibit 5.1 dated as of the date that we expect the Registration Statement to become effective.

4.	We note your response to prior comment 6. With a view toward a clarified opinion, please ask counsel to tell us to whom it refers with the statement “representatives of the Company and others.”

Response: In response to the Staff’s comment, counsel has informed VPG that the referenced statement refers to non-officer employees of VPG as well as representatives of the selling securityholders.

* * * * *

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy
William M. Clancy
Executive Vice President, Chief Financial Officer
and Corporate Secretary